82-1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378


03050941

April 1, 2003

SYMBOL: GGL.TSX Venture

GGL Bone Claim set for drilling this week under joint GGL-De Beers agreement

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) has signed a joint venture proposal with De Beers Canada Exploration Inc. (DBX) for a limited exploration program on GGL's 1,549.4-acre Bone Claim in the Northwest Territories.

Under the terms of the proposal, DBX has the right to drill test a geophysical anomaly on the claim and to acquire an undivided ownership in the property. If DBX elects to continue exploration, it could acquire a 60% participating interest upon completion of a feasibility study. The drill test is expected to take place this week.

The Bone claim, recorded by GGL in June 2002, is located on the south shore of Lac de Gras, approximately 30 km southwest of the Ekati Diamond Mine. The property is 100% owned by GGL.

GGL staked the property on the basis of the geophysical anomaly, which had been identified by another company in previous exploration efforts and subsequently added to and analyzed as part of GGL's proprietary data set. Although the characteristics of this anomaly compare favorably to known kimberlite pipes, there is no certainty that the anomaly reflects a kimberlite pipe.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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